1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

May 14, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	Master Trust (“Registrant”) File No. 811-08767

Dear Ms. Dubey:

This letter responds to a comment that you provided to Stephen Cohen of Dechert LLP in a telephonic discussion on April 29, 2024, with respect to Amendment No. 57 filed under the Investment Company Act of 1940, as amended, on March 11, 2024, to the Registrant’s registration statement (the “Registration Statement”). We have summarized the comment of the staff of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s response.

Prospectus

1.	Comment: The final paragraph of the section “Explanatory Note” is Part A of the Registration Statement states:

Prime Master Fund, Treasury Master Fund, Prime CNAV Master Fund, Government Master Fund and 100% US Treasury Master Fund have agreed to guarantee the payment of redemption proceeds to certain of their interestholders that are SEC-registered money market funds within one business day of receipt of a redemption request, in order to enable such interestholders to satisfy certain liquidity requirements to which they are subject. This guarantee will apply to a specified percentage of such interestholder’s investment (as agreed upon with the interestholder) that may not be less than 10% (effective April 2, 2024, 25%).

In your response letter dated April 22, 2024, to a comment from the SEC staff provided on April 11, 2024, you explained that the arrangement allowing certain shareholders to be guaranteed payment of redemption proceeds within one business day of receipt of request is consistent with Sections 18(f)(1) and (g) (i.e., a priority as to the distribution of assets), because the SEC staff has provided guidance relating to the calculation of a feeder fund’s daily liquid assets under Rule 2a-7. In particular, you stated that the SEC staff explained that, in a master-feeder structure, a feeder fund can comply with the requirement by investing in a master fund that guarantees redemptions in one day or by holding 10 percent1 of its total assets in cash or in other daily liquid assets that are not deemed to be investment securities for purposes of Section 12(d)(1)(E).2 You further noted that, pursuant to that SEC staff guidance, each of Prime Master Fund, Treasury Master Fund, Prime CNAV Master Fund, Government Master Fund and 100% US Treasury Master Fund (each, a “Master Fund”) has entered into an agreement with each of the SEC-registered money market funds that are feeder funds (each, a “Feeder Fund”) that enables a Feeder Fund to comply with Rule 2a-7 by requiring the corresponding Master Fund to guarantee the payment of certain redemption proceeds (currently 25% in connection with the daily liquid assets requirement under Rule 2a-7) to the Feeder Fund within one business day of receipt of a redemption request from that Feeder Fund. Because the SEC staff guidance only applies to taxable money market funds, please confirm that each Master Fund and Feeder Fund is a taxable money market fund.

Response: The Registrant confirms that each of Prime Master Fund, Treasury Master Fund, Prime CNAV Master Fund, Government Master Fund and 100% US Treasury Master Fund

[1]	The daily liquid assets threshold was initially 10 percent of a taxable money market fund’s total assets, but, effective April 2, 2024, the threshold has been increased to 25 percent.

[2]	See Questions about Money Market Fund Reform (Aug. 7, 2012 revision), http://sec.gov/divisions/investment/guidance/mmfreform-imqa.htm, Question II.5, which states:

Q:

In a master-feeder structure, can a taxable money market fund that is a feeder fund, investing solely in securities issued by a master fund in reliance on section 12(d)(1)(E) of the Investment Company Act, look through to the portfolio of the master fund for purposes of compliance with the Daily Liquid Asset requirement?

A:

No. Such a feeder fund can comply with the requirement by investing in a master fund that guarantees redemptions in one day or by holding 10 percent of its Total Assets in cash or in other Daily Liquid Assets that are not deemed to be investment securities for purposes of section 12(d)(1)(E), e.g., U.S. Treasury securities. See Equity Securities Trust, Series 4, SEC No-action Letter (Jan. 19, 1994); The Thai Fund, Inc., SEC No-Action Letter (Nov. 30, 1987). (Emphasis added)

and each corresponding Feeder Fund is a taxable money market fund. The Registrant notes that a separate series of the Registrant, Tax-Free Master Fund, and its corresponding Feeder Funds are not a party to such agreement consistent with the above cited SEC staff guidance, and Tax-Free Master Fund is intentionally omitted from the disclosure quoted above.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:   Keith A. Weller – Vice President and Secretary of Master Trust

3